Overview of FY2006 first Quarter Financial Results (Consolidated)

                     (Prepared in accordance with U.S. GAAP)



                                                                                                                    July 26, 2006
Company name                   Advantest Corporation                                   (Stock code number: 6857, TSE 1st Section)
                               (URL http://www.advantest.co.jp/investors/)                             (Ticker Symbol: ATE, NYSE)
Contacts                       Company representative:  Toshio Maruyama, Representative Board Director, President and CEO
                               Person-in-charge:        Hiroshi Nakamura, Executive Officer, Vice President of the Corporate Affairs
                                                        Group
                                                                                                            (TEL (03)  3214-7500)
1. Notes to the Quarterly Financial Results:
(1) Use of simplified accounting method:                                                    Yes
                               Simplified tax effect accounting is used for the
                               calculation of tax expenses for the purpose of
                               the quarterly financial results.
(2) Changes in accounting method from the most recent fiscal year:                          No
(3) Changes in scope of consolidation and equity method (as compared to
    March 31, 2006):                                                                        No
                               Number of consolidated subsidiaries:                         40
                                           (Newly included)                                  0
                                           (Excluded)                                        0
                               Number of unconsolidated subsidiaries:                        0
                               Number of affiliates accounted for under the equity method:   0
                                           (Newly included)                                  0
                                           (Excluded)                                        0
(4) Advantest's independent outside auditor has not been involved in the preparation of these consolidated quarterly financial statements.

2. Consolidated Financial Results of FY2006 1Q (April 1, 2006 through June 30, 2006)
(1) Consolidated Financial Results





                                                                             Income before
                                  Net sales           Operating income        income taxes             Net income
-----------------------------------------------------------------------------------------------------------------------
                             Million   % increase   Million   % increase   Million  % increase    Million    % increase
                               yen      (decrease)    yen      (decrease)    yen      (decrease)    yen      (decrease)
  FY2006 Q1                   59,874       15.1      16,338        38.8     17,213       42.0      11,479       46.8
  FY2005 Q1                   52,002      (27.8)     11,770       (47.5)    12,121      (46.5)      7,820      (44.1)
------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2005     253,922                 64,458                 67,454                 41,374
------------------------------------------------------------------------------------------------------------------------






                                Net income per share       Net income per share
                                      (basic)                  (diluted)
-------------------------------------------------------------------------------
                                                Yen                         Yen
  FY2006 Q1                         122.92                     122.04
  FY2005 Q1                          84.61                      84.37
-------------------------------------------------------------------------------
  (For reference) FY2005            446.34                     443.96
-------------------------------------------------------------------------------

(Note) The percentages shown in the above items including net sales and operating income are changes in comparison to the corresponding period of the previous fiscal year.

(Qualitative Information Regarding Consolidated Financial Results)

During this first quarter, Advantest's operating environment was mostly favorable, due to continued strong sales of digital consumer products (such as flat-panel TVs and portable music players) from the previous fiscal year. In addition, other favorable factors include an increase in production by semiconductor manufacturers and their increased capital expenditures on new generation semiconductors, which were prompted by a change of generation from the previous type of DRAM semiconductors (which is mainly used for personal computers) to DDR2-SDRAM semiconductors that are higher-speed and lower energy consuming.

Under this environment, Advantest made concentrated efforts to increase orders input received and expand sales, by introducing products that meet customers' demand and providing customer-oriented test solutions. Advantest also made continuing efforts to improve its productivity and to reduce costs. As a result of the above, in this first quarter, orders input received was (Y)64.9 billion (6.7% increase in comparison to the corresponding first quarter of the previous fiscal year), sales was (Y)59.9 billion (15.1% increase), net income before income taxes was (Y)17.2 billion (42.0% increase), and net income was (Y)11.5 billion (46.8% increase). Overseas sales as a percentage of total sales were 57.0%, as compared with 69.5% in the corresponding first quarter of the previous fiscal year.

(Results by Business Segment)

During the first quarter, for the Semiconductor and Component Test System Segment, due to a stable price fluctuation of DRAM semiconductors and a full-scale introduction of capital expenditures by semiconductor manufacturers, which was caused by increasing demand for DDR2-SDRAM semiconductors, demand for DRAM semiconductor test systems remained steady as in the previous fiscal year in Korea, Taiwan and Japan, among other countries. Furthermore, sales remained steady for flash memory semiconductor test systems due to strong demand for portable music players, among other things. For non-memory semiconductor test systems, demand declined for T2000, a test system which is comparable with OPENSTAR(R)*, due to a temporary pause in the demand cycle following favorable demand in the previous fiscal year. On the other hand, demand remained steady for non-memory semiconductor test systems for LCD driver ICs in Taiwan and Japan. Accordingly, orders input received was (Y)46.8 billion, sales was (Y)43.2 billion and operating income was (Y)13.9 billion. For Mechatronics System Segment, business remained positive for test handlers and device interfaces for flash memory semiconductors and non-memory semiconductors. As a result, orders input received was (Y)14.7 billion, sales was (Y)13.2 billion and operating income was (Y)4.2 billion. For Services, Support and Others Segment, orders input received was (Y)5.0 billion, sales was (Y)4.9 billion and operating income was (Y)1.0 billion.

*OPENSTAR(R) -The name of an open architecture standard published by the Semiconductor Test Consortium, Inc. OPENSTAR(R) is a registered trademark or trademark of Semiconductor Test Consortium, Inc. in the U.S., Japan and other countries.

(2) Changes in Consolidated Financial Position

                           Total assets            Net assets          Equity-to-assets ratio                 Net assets
                                                                                                               per share
-------------------------------------------------------------------------------------------------------------------------------
                                     Million yen               Million yen                  %                               Yen
-------------------------------------------------------------------------------------------------------------------------------
 FY2006 Q1                  343,703                265,048                      77.1                         2,835.42
 FY2005 Q1                  306,734                213,448                      69.6                         2,309.40
-------------------------------------------------------------------------------------------------------------------------------
 (For reference) FY2005     350,776                257,927                      73.5                         2,763.71
-------------------------------------------------------------------------------------------------------------------------------



(Consolidated Cash Flows)

                               Cash flows from          Cash flows from       Cash flows from financing    Cash and cash equivalents
                             operating activities     investing activities           activities                at end of period
------------------------------------------------------------------------------------------------------------------------------------
                                      Million yen              Million yen                Million yen                  Million yen
  FY2006 Q1                   1,262                    (2,384)                     (2,839)                    152,980
  FY2005 Q1                    (785)                   (1,372)                     (2,157)                    117,601
------------------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2005     59,480                    (8,542)                    (18,336)                    157,925
------------------------------------------------------------------------------------------------------------------------------------



(Qualitative Information Regarding Changes in Consolidated Position)

At the end of this first quarter, total assets decreased by (Y)7.1 billion from the end of the previous fiscal year to (Y)343.7 billion, due to a decrease of trade accounts receivables by (Y)5.6 billion. Total liabilities decreased by
(Y)14.2 billion from the end of the previous fiscal year to (Y)78.7 billion. Such decrease is mainly caused by a reduction in other current liabilities, for example, through the payment of corporate tax. Net assets were (Y)265.0 billion, and equity ratio increased by 3.6 percentage points to 77.1%.

(Cash Flow Statements)

Cash and cash equivalents at the end of this first quarter decreased by (Y)4.9 billion from the end of the previous fiscal year to (Y)153.0 billion.

Cash flows from operating activities was an inflow of (Y)1.3 billion after including this first quarter's net income of (Y)11.5 billion and after the payment of corporate tax.

Cash flows from investing activities was an outflow of (Y)2.4 billion, which consisted primarily of capital expenditures on tangible fixed assets, including lease assets.

Cash flows from financing activities was an outflow of (Y)2.8 billion, which consisted primarily of (Y)4.0 billion outflow resulted from dividends payment and (Y)1.2 billion inflow resulted from sales of treasury shares.

3. Projected Results for FY2006 (April 1, 2006 through March 31, 2007)

With respect to its earnings forecast for the second quarter and beyond, despite future uncertainties, including economic conditions in the United States and a sharp rise in petroleum prices, Advantest anticipates that capital expenditures by semiconductor manufacturers will remain steady due to an expansion of digital consumer devices (such as flat-panel TVs) and sales of new operating systems for new game devices and personal computers as planned to be launched.

Accordingly, Advantest did not revise its interim and full-term earnings forecast for the fiscal year ending March 31, 2007, which Advantest announced on April 26, 2006.


-------------------------------------------------------------------------------------------------------------
  (Reference) Consolidated Earnings Forecast Released on April 26, 2006
-------------------------------------------------------------------------------------------------------------
                                     Net sales             Income before income       Net income
                                                                  taxes
-------------------------------------------------------------------------------------------------------------
                                         Million yen                Million yen                Million yen
-------------------------------------------------------------------------------------------------------------
  FY2006 interim                  130,000                     35,000                    21,000
-------------------------------------------------------------------------------------------------------------
  FY2006                          265,000                     72,000                    44,000
-------------------------------------------------------------------------------------------------------------

(Note) Figures presented in the Quarterly Financial Results have been rounded to the nearest million yen.

         Cautionary Statement with Respect to Forward-Looking Statements

       This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Quarterly Consolidated Financial Statements (Summary)

                                Advantest Corporation - Consolidated (June 2006)

1. Quarterly Consolidated Balance Sheets (Summary)

                                                  Q1 of FY2006               FY2005                              Q1 of FY2005
                                                   (As of June            (As of March          Increase          (As of June
                                                     30, 2006)              31, 2006)           (Decrease)          30, 2005)
------------------------------------------------------------------------------------------------------------------------------------
            Item                       Notes     Amount   Percentage     Amount    Percentage      Amount      Amount     Percentage
                                               (in million    (%)      (in million    (%)        (in million  (in million    (%)
                                                   yen)                    yen)                      yen)         yen)
------------------------------------------------------------------------------------------------------------------------------------
(Assets)

   Cash and cash equivalents                    152,980                  157,925                   (4,945)      117,601
   Trade accounts receivable, less      *1       63,939                   69,567                   (5,628)       64,157
   allowance for doubtful accounts
   Inventories                                   34,885                   29,911                    4,974        35,685
   Other current assets                          18,031                   18,230                     (199)       17,599
                                            ------------              -----------                ----------   -----------
      Total current assets                      269,835      78.5        275,633      78.6         (5,798)      235,042       76.6

   Investment securities                         11,489       3.3         12,273       3.5           (784)        7,944        2.6
   Property, plant and equipment, net   *2       50,042      14.6         50,793      14.5           (751)       50,683       16.5
   Intangible assets, at cost, less               2,769       0.8          2,858       0.8            (89)        2,966        1.0
   accumulated amortization
   Other assets                                   9,568       2.8          9,219       2.6            349        10,099        3.3
                                            ------------              -----------                ----------   -----------
      Total assets                              343,703     100.0        350,776     100.0         (7,073)      306,734      100.0
                                            ------------              -----------                ----------   -----------
====================================================================================================================================
(Liabilities)

   Current portion of long-term debt                 30                       30                       --        20,043
   Trade accounts payable                        31,912                   32,584                     (672)       29,748
   Other current liabilities                     30,809                   44,131                  (13,322)       27,189
                                            ------------              -----------                ----------   -----------
      Total current liabilities                  62,751      18.3         76,745      21.9        (13,994)       76,980       25.1

   Long-term debt, excluding current portion         10       0.0             10       0.0             --            40        0.0
   Accrued pension and severance cost            12,000       3.5         12,292       3.5           (292)       12,476        4.1
   Other liabilities                              3,894       1.1          3,802       1.1             92         3,790        1.2
                                            ------------              -----------                ----------   -----------
      Total liabilities                          78,655      22.9         92,849      26.5        (14,194)       93,286       30.4
                                            ------------              -----------                ----------   -----------

(Stockholders' equity)
    Common stock                                 32,363       9.4         32,363       9.2             --        32,363       10.6
    Capital surplus                              37,147      10.8         37,147      10.6             --        35,277       11.5
    Retained earnings                           252,165      73.4        245,090      69.9          7,075       215,625       70.3
    Accumulated other comprehensive     *3           40       0.0          1,344       0.3         (1,304)       (3,719)      (1.2)
    income (loss)
    Treasury stock                              (56,667)    (16.5)       (58,017)    (16.5)         1,350       (66,098)     (21.6)
                                            ------------              -----------                ----------   -----------
       Total stockholders' equity               265,048      77.1        257,927      73.5          7,121       213,448       69.6
                                            ------------              -----------                ----------   -----------
       Total liabilities and stockholders'      343,703     100.0        350,776     100.0         (7,073)      306,734      100.0
         equity                             ------------              -----------                ----------   -----------
------------------------------------------------------------------------------------------------------------------------------------



(Notes)



1.  Allowance for doubtful accounts               2,047                    2,117                      (70)        2,184
2.  Accumulated depreciation
    on property, plant and equipment             72,700                   72,131                      569        69,117
3.  Accumulated other comprehensive
    income (loss)
      Foreign currency translation
        adjustment                               (2,242)                  (1,378)                    (864)       (5,401)
      Net unrealized gain                         2,282                    2,722                     (440)        1,682
        on securities


                                Advantest Corporation - Consolidated (June 2006)


Quarterly Consolidated Statements of Income (Summary)


====================================================================================================================================
                                          Q1 of FY2006                Q1 of FY2005          Increase                 FY2005
                                    [April 1, 2006 through       [April 1, 2005 through    (Decrease)      [April 1, 2005 through
                                         June 30, 2006    ]           June 30, 2005    ]                        March 31, 2006   ]
------------------------------------------------------------------------------------------------------------------------------------
            Item                      Amount       Percentage     Amount    Percentage      Amount         Amount         Percentage
                                  (in million        (%)       (in million      (%)      (in million   (in million           (%)
                                      yen)                         yen)                      yen)          yen)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                   59,874   100.0          52,002   100.0             7,872              253,922      100.0
Cost of sales                               27,158    45.4          24,330    46.8             2,828              121,429       47.8
                                            ------                  ------                     -----              -------
  Gross profit                              32,716    54.6          27,672    53.2             5,044              132,493       52.2
Research and development expenses            7,339    12.3           6,635    12.8               704               26,927       10.6
Selling, general and administrative
expenses                                     9,039    15.0           9,267    17.8              (228)              41,108       16.2
                                            ------                  ------                     -----              -------
  Operating income                          16,338    27.3          11,770    22.6             4,568               64,458       25.4
Other income (expense):
  Interest and dividend income       645                      329                     316                1,760
  Interest expense                    (4)                    (106)                    102                 (290)
  Other                              234       875     1.5    128      351     0.7    106        524     1,526      2,996        1.2
                                    ---------------          --------------          -------------------------------------
    Income before
      income taxes                          17,213    28.8          12,121    23.3             5,092               67,454       26.6
Income taxes                                 5,734     9.6           4,301     8.3             1,433               26,080       10.3
                                            ------                  ------                     -----              -------
    Net income                              11,479    19.2           7,820    15.0             3,659               41,374       16.3
                                            ------                  ------                     -----              -------
====================================================================================================================================




====================================================================================================================================
                                       Q1 of FY2006               Q1 of FY2005             Increase                 FY2005
                                  [April 1, 2006 through      [April 1, 2005 through      (Decrease)         [April 1, 2005 through
                                       June 30, 2006    ]          June 30, 2005    ]                             March 31, 2006   ]
------------------------------------------------------------------------------------------------------------------------------------
              Item                   Amount (in yen)                Amount (in yen)        Amount (in yen)        Amount (in yen)
------------------------------------------------------------------------------------------------------------------------------------
Net income per share
   Basic                                 122.92                       84.61                   38.31                     446.34
   Diluted                               122.04                       84.37                   37.67                     443.96
====================================================================================================================================



                                Advantest Corporation - Consolidated (June 2006)

3. Quarterly Consolidated Statements of Cash Flows (Summary)

----------------------------------------------------------------- -------------------- -------------------- ---------------------
                                                                       Q1 of FY2006          Q1 of FY2005            FY2005
                                                                   [  April 1, 2006      [  April 1, 2005      [  April 1, 2005
                                                                         through               through                through
                                                                      June 30, 2006  ]      June 30, 2005  ]      March 31, 2006 ]
----------------------------------------------------------------- -------------------- -------------------- ---------------------
                              Item                                       Amount               Amount               Amount
                                                                    (in million yen)     (in million yen)      (in million yen)
---------------------------------------------------------------------------------------------------------------------------------
I    Cash flows from operating activities:
     Net income                                                                11,479                7,820                41,374
     Adjustments to reconcile net income to net cash
     provided by operating activities:
          Depreciation and amortization                                         1,793                1,953                 8,275
          Decrease (increase) in trade accounts receivable                      5,269               (6,901)              (11,072)
          Decrease (increase) in inventories                                   (5,075)              (5,977)                  108
          Increase (decrease) in trade accounts payable                          (117)               6,023                 7,627
          Other                                                               (12,087)              (3,703)               13,168
                                                                  ---------------------------------------------------------------
               Net cash provided by operating activities                        1,262                 (785)               59,480
                                                                  ---------------------------------------------------------------

II   Cash flows from investing activities:
     Purchases of property, plant and equipment                                (2,329)              (1,444)               (7,071)
     Other                                                                        (55)                  72                (1,471)
                                                                  ---------------------------------------------------------------
               Net cash used in investing activities                           (2,384)              (1,372)               (8,542)
                                                                  ---------------------------------------------------------------

III  Cash flows from financing activities:
     Dividends paid                                                            (3,981)              (2,190)               (4,622)
     Other                                                                      1,142                   33               (13,714)
                                                                  ---------------------------------------------------------------
               Net cash used in financing activities                           (2,839)              (2,157)              (18,336)
                                                                  ---------------------------------------------------------------

IV   Net effect of exchange rate changes on cash and cash                        (984)                 929                 4,337
     equivalents                                                  ---------------------------------------------------------------
V    Net change in cash and cash equivalents                                   (4,945)              (3,385)               36,939

VI   Cash and cash equivalents at beginning of period                         157,925              120,986               120,986
                                                                  ---------------------------------------------------------------
VII  Cash and cash equivalents at end of period                               152,980              117,601               157,925
                                                                  ---------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

                    Advantest Corporation - Supplemental Information (June 2006)

Supplemental Information to FY2006 First Quarter Financial Results

1.   Business Segment Operating Income

                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------


                                                   Q1 of FY2006              Q1 of FY2005         Increase          FY2005
                                             [April 1, 2006 through     [April 1, 2005 through   (Decrease)  [April 1, 2005 through
                                                 June 30, 2006     ]        June 30, 2005     ]                  March 31, 2006    ]
------------------------------------------------------------------------------------------------------------------------------------
                                                 Amount (in  Percentage   Amount (in  Percentage   Amount    Amount (in  Percentage
                                                million yen)    (%)      million yen)     (%)               million yen)     (%)
------------------------------------------------------------------------------------------------------------------------------------
             |      Sales to unaffiliated
             |        customers                      41,835        96.9        38,504       98.2      3,331    187,136         97.8
Semiconductor|      Intersegment sales                1,346         3.1           714        1.8        632      4,279          2.2
    and      |      --------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
 Component   |Net sales                              43,181       100.0        39,218      100.0      3,963    191,415        100.0
Test System  |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating expenses                     29,259        67.8        27,944       71.3      1,315    133,898         70.0
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating income                       13,922        32.2        11,274       28.7      2,648     57,517         30.0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
             |
             |      Sales to unaffiliated
             |        customers                      13,092        99.3         9,342       99.6      3,750     47,724         98.9
             |      Intersegment sales                   92         0.7            34        0.4         58        536          1.1
Mechatronics |      --------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
  System     |Net sales                              13,184       100.0         9,376      100.0      3,808     48,260        100.0
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating expenses                      8,956        67.9         7,086       75.6      1,870     36,294         75.2
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating income                        4,228        32.1         2,290       24.4      1,938     11,966         24.8
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
             |      Sales to unaffiliated
             |        customers                       4,947       100.0         4,156      100.0        791     19,062        100.0
             |      Intersegment sales                    -           -             -          -          -          -            -
 Services,   |      --------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
  Support    |Net sales                               4,947       100.0         4,156      100.0        791     19,062        100.0
and Others   |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating expenses                      3,941        79.7         3,289       79.1        652     15,209         79.8
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating income                        1,006        20.3           867       20.9        139      3,853         20.2
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
             |      Sales to unaffiliated
             |        customers                           -           -             -          -          -          -            -
             |      Intersegment sales               (1,438)      100.0         (748)      100.0      (690)     (4,815)       100.0
Elimination  |      --------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
    and      |Net sales                              (1,438)      100.0         (748)      100.0      (690)     (4,815)       100.0
 Corporate   |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating expenses                      1,380           -        1,913           -      (533)      2,179            -
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating income                       (2,818)          -       (2,661)          -      (157)     (6,994)           -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
             |      Sales to unaffiliated
             |        customers                      59,874       100.0        52,002      100.0      7,872    253,922        100.0
             |      Intersegment sales                    -           -             -          -          -          -            -
             |      --------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
Consolidated |Net sales                              59,874       100.0        52,002      100.0      7,872    253,922        100.0
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating expenses                     43,536        72.7        40,232       77.4      3,304    187,580         73.9
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Operating income                       16,338        27.3        11,770       22.6      4,568     66,342         26.1
------------------------------------------------------------------------------------------------------------------------------------


(Notes)           1.  Adjustments to operating income included in Corporate
                      mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.

                  2. Stock option compensation expense of (Y)1,884 million in FY2005 is not included in operating income in the business segment information. Therefore, these operating income do not match with the operating income in the consolidated statements of income. Such exclusion was made since such items are not included in the performance review of each business segment by management.

2.   Geographic Segment Net Sales
     Net sales to unaffiliated customers                                                        (Rounded to the nearest million yen)
                                                    Q1 of FY2006             Q1 of FY2005         Increase          FY2005
                                              [April 1, 2006 through    [April 1, 2005 through   (Decrease)  [April 1, 2005 through
                                                   June 30, 2006    ]        June 30, 2005    ]                   March 31, 2006   ]
------------------------------------------------------------------------------------------------------------------------------------
                                                Amount (in  Percentage   Amount (in  Percentage   Amount    Amount (in  Percentage
                                               million yen)    (%)      million yen)     (%)               million yen)     (%)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
             |Americas                                 3,998        6.7         4,790        9.2      (792)      25,516         10.0
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Europe                                   2,932        4.9         2,059        4.0       873       14,558          5.7
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Asia                                    27,192       45.4        29,288       56.3    (2,096)     132,708         52.3
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |      Total Overseas                    34,122       57.0        36,137       69.5    (2,015)     172,782         68.0
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |Japan                                   25,752       43.0        15,865       30.5     9,887       81,140         32.0
             |--------------------------------- ------------ ----------  ------------ ---------- ---------- ----------- ------------
             |      Consolidated                      59,874      100.0        52,002      100.0     7,872      253,922        100.0
------------------------------------------------------------------------------------------------------------------------------------

                                     Advantest Corporation - Supplemental Information (June 2006)

3.   Consolidated Net Sales by Business Segment
                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                              Q1 of FY2006           Q1 of FY2005             Increase           FY2005
                                          [April 1, 2006 through   [April 1, 2005 through    (Decrease)     [April 1, 2005 through
                                               June 30, 2006    ]       June 30, 2005    ]                       March 31, 2006   ]
 ===================================================================================================================================
    Semiconductor and Component Test System               43,181                 39,218                 3,963               191,415
    --------------------------------------------------------------------------------------------------------------------------------
    Mechatronics System                                   13,184                  9,376                 3,808                48,260
    --------------------------------------------------------------------------------------------------------------------------------
    Services, Support and Others                           4,947                  4,156                   791                19,062
    --------------------------------------------------------------------------------------------------------------------------------
    Intercompany transactions elimination                 (1,438)                  (748)                 (690)               (4,815)
    --------------------------------------------------------------------------------------------------------------------------------
Total net sales                                           59,874                 52,002                 7,872               253,922
------------------------------------------------------------------------------------------------------------------------------------

4. Consolidated Orders input received and Orders Backlog by Business Segment


                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                              Q1 of FY2006           Q1 of FY2005             Increase           FY2005
                                          [April 1, 2006 through   [April 1, 2005 through    (Decrease)     [April 1, 2005 through
                                               June 30, 2006    ]       June 30, 2005    ]                       March 31, 2006   ]
 ===================================================================================================================================
    Semiconductor and Component Test System               46,832                 46,980                 (148)               195,585
    --------------------------------------------------------------------------------------------------------------------------------
    Mechatronics System                                   14,737                 10,854                3,883                 49,491
    --------------------------------------------------------------------------------------------------------------------------------
    Services, Support and Others                           4,996                  4,566                  430                 19,251
    --------------------------------------------------------------------------------------------------------------------------------
    Intercompany transactions elimination                 (1,670)                (1,571)                 (99)                (4,892)
    --------------------------------------------------------------------------------------------------------------------------------
Total orders input received                               64,895                 60,829                4,066                259,435
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                              Q1 of FY2006           Q1 of FY2005             Increase           FY2005
                                         (As of June 30, 2006)    (As of June 30, 2005)      (Decrease)     (As of March 31, 2006)
 ===================================================================================================================================
    Semiconductor and Component Test System               39,866                 39,808                    58               36,215
    --------------------------------------------------------------------------------------------------------------------------------
    Mechatronics System                                    9,444                  8,138                 1,306                7,891
    --------------------------------------------------------------------------------------------------------------------------------
    Services, Support and Others                           1,087                  1,260                  (173)               1,038
    --------------------------------------------------------------------------------------------------------------------------------
    Intercompany transactions elimination                   (325)                  (840)                  515                  (93)
    --------------------------------------------------------------------------------------------------------------------------------
Total orders backlog                                      50,072                 48,366                 1,706               45,051
------------------------------------------------------------------------------------------------------------------------------------

(Note) The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the end of the previous fiscal year. Orders input received are recorded upon receipt of a written customer order.


5. Consolidated Cash Flows

                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                Q1 of FY2006                   Q1 of FY2005                        FY2005
                                           [April 1, 2006 through          [April 1, 2005 through            [April 1, 2005 through
                                                June 30, 2006    ]              June 30, 2005    ]                March 31, 2006   ]
====================================================================================================================================
   Operating activities                                      1,262                         (785)                             59,480
   ---------------------------------------------------------------------------------------------------------------------------------
   Investing activities                                     (2,384)                      (1,372)                             (8,542)
   ---------------------------------------------------------------------------------------------------------------------------------
   (Free cash flows)                                        (1,122)                      (2,157)                             50,938
   ---------------------------------------------------------------------------------------------------------------------------------
   Financing activities                                     (2,839)                      (2,157)                            (18,336)
   ---------------------------------------------------------------------------------------------------------------------------------
Total cash flows                                            (3,961)                      (4,314)                             32,602
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                 152,980                      117,601                             157,925
------------------------------------------------------------------------------------------------------------------------------------


6. Consolidated Capital Expenditures, Depreciation and Amortization and Research and Development Expenses

                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                 Q1 of FY2006             Q1 of FY2005          Increase             FY2005
                                           [April 1, 2006 through    [April 1, 2005 through    (Decrease)    [April 1, 2005 through
                                                June 30, 2006    ]        June 30, 2005    ]                      March 31, 2006   ]
====================================================================================================================================
Capital expenditures                                         1,551                   1,184            367                     8,323
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                1,793                   1,953           (160)                    8,275
------------------------------------------------------------------------------------------------------------------------------------
Research and development expenses                            7,339                   6,635            704                    26,927
------------------------------------------------------------------------------------------------------------------------------------

7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)

                                                                                                                           (Persons)
====================================================================================================================================
                                                 Q1 of FY2006               FY2005             Increase             Q1 of FY2005
                                            (As of June 30, 2006)   (As of March 31, 2006)    (Decrease)       (As of June 30, 2005)
------------------------------------------------------------------------------------------------------------------------------------
Non-Consolidated (Parent Company only)                       1,452                   1,445              7                     1,461
------------------------------------------------------------------------------------------------------------------------------------
Consolidated subsidiaries                                    2,179                   2,150             29                     2,138
------------------------------------------------------------------------------------------------------------------------------------
Consolidated full-time employee total                        3,631                   3,595             36                     3,599
------------------------------------------------------------------------------------------------------------------------------------